

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Jay Wolszczak
Chief Legal Officer
First Watch Restaurant Group, Inc.
8725 Pendery Place, Suite 201
Bradenton, FL 34201

> **Re: First Watch Restaurant Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2022**
> **File No. 333-268197**

Dear Jay Wolszczak :

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alex Lynch